EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three Months Ended April 30, 2020

This following Management’s Discussion and Analysis (“MD&A”) is prepared as of June 29, 2020 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the “Company” or “BetterLife”) for the three months ended April 30, 2020. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and notes thereto for the three months ended April 30, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial information presented in this MD&A is derived from the unaudited condensed consolidated interim financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

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BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”. On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”. On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”. The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6. BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. The Company has an agreement, through its wholly-owned subsidiary, BLife Therapeutics Inc. (“BLife”), pursuant to which BLife will acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to, among other things, manufacture, have manufactured, use, offer for sale and sell AP-003 for all inhalation delivery therapeutic, diagnostic and prophylactic applications related to the COVID-19.

The Company has also invested in the acquisition and licensing of patented drug delivery technologies and has developed and tested differentiated cannabis formulations. Its products will be manufactured at current Good Manufacturing Practices (“GMP”) accredited facilities in Canada (50,000-sq. ft. cGMP facility located in Montreal, Quebec) and United States. The Company’s premium branded product line includes tablets, capsules and soft gels, bulk powder, stick packs, infused beverages, oral solutions, lotions, creams, gels, gums, mints, candies and intimate lubricant.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

In June 2020, BetterLife effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. References to common shares in this report have been adjusted for the consolidation. Exercise or conversion prices and the number of common shares issuable under any of the Company’s outstanding warrants, restricted stock units, performance stock units and stock options have also been proportionately adjusted to reflect the consolidation.

On September 12, 2017, BetterLife entered into a licensing agreement with Altum Pharmaceuticals Inc. (“Altum”) whereby the Company was granted worldwide rights to BiPhasix Transdermal Drug Delivery Technology (“BiPhasix Technology”) for the delivery and commercialization of cannabinoids, and tetrahydrocannabinol (“THC”) based products. Financial consideration included:

•	Issuance of 250,000 common shares on effective date of agreement (completed);

•	Issuance of 250,000 common shares upon Health Canada Natural Product Number (“NPN”) approval;

•	Royalties on annual gross sales; and

•	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval.

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On February 28, 2018, BetterLife completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an Exchange Agreement dated as of February 10, 2018 among BetterLife, Pivot Naturals and the members of Pivot Naturals. As consideration for the purchase, the Company paid US$333,333 in cash on closing, US$333,333 in September 2018 and US$333,333 in May 2019 for total cash payment of US$1 million. In addition, the Company also issued 500,000 common shares. Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products. In February and April 2020, the Company transferred 75% and 25% of its membership interest of Pivot Naturals, respectively, to a third party and the Company strategically exited the California cannabis market.

On March 2, 2018, the Company completed the acquisition of Thrudermic, LLC (“Thrudermic”) and worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids pursuant to an exchange agreement dated March 2, 2018 among BetterLife, Dr. Joseph Borovsky, Dr. Leonid Lurya and Thrudermic. As consideration for the purchase, the Company paid $1 in cash on closing and issued 50,000 common shares.

On December 17, 2018, BetterLife entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV”). Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages combining the industry expertise of Licorera del Sur with our patented RTIC™ powderization technologies.

In March 2020, the Company completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform. Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On May 6, 2020, the Company signed a letter of intent to enter into a license agreement to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment, from Altum. Under the terms of the transaction, on closing BetterLife will issue 1,000,000 common shares to Altum and grant to Altum 500,000 warrants to acquire an equivalent number of common shares at a price of $1.90 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trial. Subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, BetterLife will pay US$5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000. Closing is contingent on, among other things, BetterLife undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from Canadian governmental research and technology organization.

In May 2020, the Company secured “hard” lock-up agreements from shareholders of Altum representing 67.45% of the outstanding common shares of Altum. Pursuant to these “hard” lock-up agreements, the Company entered into an exclusivity agreement with Altum to work towards finalizing a mutually acceptable definitive agreement for the “merger of equals” transaction, pursuant to which the Company would issue approximately 0.4582 common shares for each Altum common share. Closing of the transaction is subject to receipt of all required approvals and completion of the Company’s due diligence. If or when the transaction closes, the letter of intent signed on May 6, 2020 between the Company and Altum will be nullified.

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Platform Technologies

AP-003

AP-003 is a patent pending proprietary Interferon α2b (“IFN α2b”) inhalation formulation. In recent studies IFN α2b has been shown to be effective in slowing viral replication. In the study published in May 2020 in Frontiers of Immunology titled “Interferon-a2b Treatment for COVID-19”, the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors, the findings presented in the study were the first to suggest therapeutic efficacy of IFN-a2b in Covid-19 disease. Altum is planning a randomized, double-blind, placebo controlled trial of AP-003 in early stage COVID-19 patients is to start in the near future.

Cautionary note: The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of Altum’s AP-003 are under investigation and market authorization has not yet been obtained.

BiPhasix Transdermal Drug Delivery Technology (Topical Platform)

The Company acquired worldwide rights from Altum for its patented topical transdermal drug delivery technology platform, which will be used for the delivery and commercialization of cannabinoid, CBD and THC-based products. The BiPhasix Technology has the potential to deliver drugs less invasively than by injections. It also has the potential to topically deliver therapeutic amounts of drugs with better absorption rates, where creams, ointments or conventional liposomes have not been effective.

Thrudermic Transdermal Nanotechnology (Topical Platform)

The Company acquired the worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids. Developed in Israel, the Thrudermic lipid-based nano dispersion technology for topical cannabinoids uses FDA approved materials. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations, The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

Solmic Solubilization Drug Delivery Technology (Oral Platform)

Through its acquisition of Solmic, the Company acquired the worldwide rights to the Solmic’s Micelle oral drug delivery technology for cannabinoids.

Ready-To-Infuse Cannabis Technology

BetterLife’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

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DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the three months ended April 30, 2020, compared to the comparative period in the prior fiscal year.

	THREE MONTHS ENDED
	April 30, 2020	April 30, 2019
Revenue	$nil	$nil
Operating expenses	(1,102,860)	(1,681,354)
Other income (expense):
Accretion expense on convertible debentures	nil	(203,375)
Gain on abandonment of assets	1,481,829	nil
Interest expense	nil	(87,457)
Other income	Nil	26,642
Net income (loss)	$378,969	$(1,945,544)

There was a net income for the three months ended April 30, 2020 of $378,969 as compared a net loss of $1,945,544 for the three months ended April 30, 2020 due mainly to gain on abandonment of assets.  During the three months ended April 30, 2020, BetterLife assigned Pivot Naturals to a third party pursuant to settlement of a legal matter with former employees of Pivot Naturals.  Refer to the Company’s unaudited condensed consolidated interim financial statements for the three months ended April 30, 2020 for further discussion on the settlement.  The Company’s lease on 3595 Cadillac Avenue in California, U.S.A. was assigned together with the assignment of Pivot Naturals, and lease obligations extinguished.  A gain on extinguishment of the lease liability totaling $1,474,092 is included in gain on abandonment of assets.

Expenses

	THREE MONTHS ENDED
	April 30, 2020	April 30, 2019
Amortization and depreciation of equipment and intangible assets	$46,145	$241,099
Amortization of right-of-use assets	18,827	103,498
Consulting fees	141,881	222,480
Foreign exchange gain	(46,585)	(16,825)
General and administrative	100,049	114,372
Lease liability expense	167,358	61,391
Licensing fees	nil	39,963
Professional fees	384,477	347,002
Research and development	31,771	59,417
Wages, salaries and employment expenses	258,937	505,056
Operating expenses	$1,102,860	$1,681,354

Operating expenses decreased for the three months ended April 30, 2020 as compared to the three months ended April 30, 2019.  This decrease was attributable to a decrease in amortization and depreciation of equipment and intangible assets, amortization of right-of-use assets, consulting fees, licensing fees and wages, salaries and employment expenses, offset by an increase in lease liability expense and professional fees.

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The table below presents material components of general and administrative expense:

	THREE MONTHS ENDED
	April 30, 2020	April 30, 2019
Business licenses	$8,806	$5,657
Conferences	775	–
Information technology	4,813	–
Insurance	1,723	1,117
Investor relations	–	24,000
Office	24,739	6,799
Press release	4,009	13,876
Public listing expense	12,665	14,329
Shareholder expense	–	2,277
Telecommunications	1,143	6,052
Travel, meals and entertainment	33,912	22,475
Utilities	5,785	7,840
Website costs	1,679	9,950
	$100,049	$114,372

General and administrative expense for the three months ended April 30, 2020 was relatively consistent with the three months ended April 30, 2019. Due to the pandemic that began during the current quarter, the Company did not engage certain services, such as investor relations, and reduced spending in other areas, such as news releases, shareholder expense, telecommunications and website costs.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	April 30, 2020		January 31, 2020		October 31, 2019		July 31, 2019
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$378,969		$(10,662,304)		$(2,593,187)		$(4,387,727)
Net income (loss) per share - basic		$0.02		$(0.71)		$(0.15)		$(0.28)
Net income (loss) per share - diluted		$0.02		$(0.71)		$(0.15)		$(0.28)

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	QUARTERS ENDED
	April 30, 2019		January 31, 2019		October 31, 2018		July 31, 2018
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(1,945,544)		$(1,630,868)		$(3,673,928)		$(1,845,118)
Net income (loss) per share - basic		$(0.19)		$(0.18)		$(0.41)		$(0.22)
Net income (loss) per share - diluted		$(0.19)		$(0.18)		$(0.41)		$(0.22)

During the quarter ended October 31, 2018, the Company settled convertible debentures totaling $1,500,000 through the issuance of 3,750,000 units, with each unit consisting of one common share and one share purchase warrant. Pursuant to this settlement, a loss on extinguishment of convertible debentures of $1,221,603 was recorded, which increased the net loss for the quarter ended October 31, 2018 as compared to other quarters during the year ended January 31, 2019.

Net loss for the quarter ended January 31, 2020 was significantly higher than other quarters during the year ended January 31, 2020. During the fourth quarter of fiscal 2020, the Company recorded losses on impairments of abandoned assets, equipment, intangible asset and loans receivable totaling $8,145,510.

The Company reported a net income for the quarter ended April 30, 2020.  During the three months ended April 30, 2020, BetterLife assigned Pivot Naturals to a third party pursuant to settlement of a legal matter.  As a result, the Company’s lease on 3595 Cadillac Avenue in California, U.S.A. was assigned, and lease obligations extinguished.  A gain on extinguishment of the lease liability totaling $1,474,092 is included in gain on abandonment of assets for the quarter.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure. The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. As of April 30, 2020, the Company believes it has adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures. While the Company has incurred losses to date, with an accumulated deficit of $54,281,547 at April 30, 2020, management anticipates the success and eventual profitability from commercialization of BetterLife’s product portfolio. The Company also ensures that it has access to public capital markets. However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that it will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

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Working Capital

The following table presents the Company’s working capital as at April 30, 2020 and January 31, 2020:

	April 30, 2020	January 31, 2020
Current assets	$2,053,646	$3,480,538
Current liabilities	537,643	960,064
Working capital	$1,516,003	$2,520,474

Working capital decreased from January 31, 2020 as the Company continued to progress towards the launch of its products in the U.S.A. During the current quarter, there was no new financing completed by the Company.

Statements of Cash Flows

The following table presents the Company’s cash flows for the three months ended April 30, 2020 and 2019:

	THREE MONTHS ENDED
Net cash provided by (used in):	April 30, 2020	April 30, 2019
Operating activities	$(1,273,885)	$(419,559)
Investing activities	(86,492)	–
Financing activities	(186,710)	392,005
Effect of foreign exchange rate changes on cash	3,341	(1,831)
Decrease in cash for the period	$(1,543,746)	$(29,385)

Cash used in operating activities for the three months ended April 30, 2020 increased from the three months ended April 30, 2019. During the current quarter, the Company made a payment of $264,660 (US$200,000) towards the settlement of a legal matter with former employees of Pivot Naturals and continued to pay down its outstanding accounts payable and accrued liabilities.

Cash used in investing activities increased during the current quarter as compared to the prior quarter. The Company spent $86,492 to acquire patents to Solmic’s Micelle oral drug delivery technology for cannabinoids.

During the quarter ended April 30, 2020, the Company used $186,710 of cash in financing activities related to payments on its lease obligations. During the quarter ended April 30, 2019, net cash provided by financing activities was $392,005, which consisted of $1,250,000 net proceeds from issuance of common shares and warrants and $276,000 net proceeds from a promissory note, offset by lease payments, a payment for its convertible debenture modification and repayment of convertible debenture.

Commitments and Contingencies

As at April 30, 2020, the Company is a lessee in a lease for 285-295 Kesmark Street in Quebec, Canada with expiry in April 2025 and annual minimum lease payments of approximately $355,000 to $634,000 over the next five (5) fiscal years.

In September 2019, BetterLife was served with a claim from Green Stream Botanicals Corp. (“GSB”) for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019. The Company believes no service was performed by GSB and intends to vigorously defend these claims.

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In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims.

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000, which the Company intends on defending. BetterLife and BioV have, without prejudice or admission, settled the provisional injunction portion of the application while reserving their respective rights on interlocutory injunction and on the merits of the application.

RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and the U.S. The Company’s amounts receivable consists of receivables from its sub-lease of 285 Kesmark Street. The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk. As at April 30, 2020, this amounted to $1,768,740 (January 31, 2020 - $3,303,002).

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities, due to related parties and the current portion of lease liabilities are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will decrease the Company’s loss by approximately $1,700. The Company does not invest in derivatives to mitigate these risks.

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Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.

•	BetterLife has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.

•	BetterLife will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.

•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.

•	The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.

•	BetterLife will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.

•	If BetterLife is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.

•	BetterLife’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.

•	BetterLife faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.

•	BetterLife faces substantial competition in the cannabis industry, which could harm it business and ability to operate profitably.

•	The manufacturing of all of BetterLife’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.

•	Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.

•	BetterLife plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.

•	Not all jurisdictions allow for the medicinal use of cannabis and those jurisdictions which allow it could reverse their position.

•	The COVID-19 pandemic and related government responses could have a material and adverse effect on BetterLife’s business, financial condition and results of operations, as set out in greater detail below.

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Risks Related to Infectious Diseases and Related Government Responses

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact BetterLife’s business, operations, financial condition and the market for its securities will depend on future developments and government responses, which are highly uncertain and cannot be predicted. These include the duration, severity and scope of the outbreak and the actions taken by governmental entities to address and mitigate the pandemic. The Company’s business and operations could be adversely affected by the continued global spread of COVID-19 and any government actions to slow the spread of the infectious disease. Areas that may be impacted include, but without limitation, workforce productivity and health, disruptions to supply chains, limitations on travel and ability to successfully commercialize the Company’s product portfolios and deliver end products to customers.

Given the uncertainty and lack of predictability surrounding COVID-19, the Company is not able to predict the length and severity of impact to its business and operations. As a result, risks associated with COVID-19 may impact key estimates and assumptions used in the Company’s condensed consolidated interim financial statements.

Risks Related to BetterLife’s Intellectual Property

•	If BetterLife is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.

•	If BetterLife is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.

•	BetterLife may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If BetterLife cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.

Risks Associated with BetterLife’s Securities

•	Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.

•	BetterLife’s common share is a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.

•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.

•	BetterLife does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.

BetterLife has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

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OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the three months ended April 30, 2020, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

During the three months ended April 30, 2020, compensation of key management and directors, including former key management and directors, of the Company totaled $161,217 (2019 - $391,445), and consisted of salaries, directors’ fees and share-based payments. Also during the three months ended April 30, 2020, 200,000 stock options for a former officer was forfeited. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at April 30, 2020, the Company owed $3,538 to key management and directors (January 31, 2020 - $16,647).

On May 6, 2020, the Company entered into binding letter of intent to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment, from Altum (the “Transaction”). Altum is currently preparing protocol and application to conduct clinical trials in Australia. Under the terms of the Transaction, on closing the Company will issue 1,000,000 common shares to Altum and grant to Altum 500,000 warrants to acquire an equivalent number of common shares at a price of $1.90 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trials. In addition, subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, the Company will pay $5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000. Closing is contingent on, among other things, the Company undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from Canadian governmental research and technology organization.

In May 2020, the Company issued a promissory note of US$200,000 to Altum to advance on clinical activities related to the clinical trials. The promissory note is due on the earlier of (i) July 31, 2020 (amended from June 15, 2020), (ii) the termination of the Transaction or (iii) the second business day following the date that the Company demands repayment. If the Transaction is completed in accordance with its terms, the promissory note is non-interest bearing and the amounts outstanding shall offset (reduce) the amounts payable by the Company under the Transaction. If the Transaction is not completed in accordance with its terms or if the Transaction is terminated, Altum shall pay to the Company interest on the outstanding principal amount and on the amount of overdue interest thereon from time to time at the rate of 10% per annum.

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In May 2020, the Company secured “hard” lock-up agreements from shareholders of Altum representing 67.45% of the outstanding common shares of Altum. Pursuant to these “hard” lock-up agreements, the Company entered into an exclusivity agreement with Altum to work towards finalizing a mutually acceptable definitive agreement for the “merger of equals” transaction, pursuant to which the Company would issue approximately 0.4582 common shares for each Altum common share.

PROPOSED TRANSACTIONS

As noted above, on May 6, 2020, the Company entered into binding letter of intent to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, from Altum. Closing is contingent on, among other things, BetterLife undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from Canadian governmental research and technology organization. Also as noted above, BetterLife secured “hard” lock-up agreements from shareholders of Altum and entered into an exclusivity agreement with Altum pursuant to which the Company is working towards finalizing a mutually acceptable definitive agreement for a “merger of equals”. If or when a merger is closed, the binding letter of intent signed on May 6, 2020 will be nullified.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these condensed consolidated interim financial statements include, among others, the fair values of share-based payments and the valuations of long-lived assets and lease liabilities.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the going concern assessment of the Company, the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets, the determination of functional currencies of the Company and its subsidiaries, the determination of whether an acquisition is a business combination or an asset acquisition and the determination of incremental borrowing rates used in valuations of lease liabilities.

The global outbreak of COVID-19 has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition

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CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Adopted

IAS 1 Presentation of Financial Statements

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 1. The adoption of IAS 1 had no significant impact on the Company’s condensed consolidated interim financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 8. The adoption of IAS 8 had no significant impact on the Company’s condensed consolidated interim financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Cash and amounts receivable are classified as amortized cost. Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss. The Company’s accounts payable and accrued liabilities and due to related parties are measured at amortized cost. Their carrying values also approximate fair value due to their short term maturities.

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BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At April 30, 2020 and January 31, 2020, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy. At April 30, 2020 and January 31, 2020, there were no financial assets or liabilities measured and recognized in the condensed consolidated interim statement of financial position at fair value that would have been categorized as Level 3 in the fair value hierarchy above.

SHARE DATA

The following table sets forth the outstanding share, warrants, stock options, restricted share units and performance share units data for the Company as at June 29, 2020:

	Authorized	Issued
Common shares	Unlimited	17,210,985
Warrants		7,947,892
Stock options		1,465,000
Restricted share units		295,000
Performance share units		75,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

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